Via EDGAR

FAT Brands Inc.

9720 Wilshire Blvd., Suite 500

Beverly Hills, CA 90212

October 2, 2017

Justin Dobbie, Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	FAT Brands Inc. (the “Company”) – CIK No. 0001705012
●	Offering Statement on Form 1-A/A, filed September 26, 2017

Dear Mr. Dobbie:

This letter responds to your correspondence dated September 29, 2017, providing comments to the above-referenced Offering Statement on Form 1-A, filed on September 26, 2017 by the Company. For convenience, this letter sets forth the Staff’s comments to such filing. Concurrently herewith, the Company is filing via EDGAR an amendment to its Offering Statement on Form 1-A.

General

1.	Please update your website and the BANQ website to include the URL to the most recent offering circular. In this regard, we note your website provides a link to the preliminary offering circular filed on September 6, 2017. Please refer to Rule 255(b)(4).

Response: Our website and the BANQ website will be updated to include the URL to the most recent offering circular shortly after it is filed today.

The Offering, page 8

2.	We note in the last paragraph on page 8 that if less than $10,550,000 in net proceeds is raised in the offering, you will use the amount raised to fund the purchase of Homestyle Dining LLC, and FCCG will fund the balance from other sources and contribute Ponderosa and Bonanza to you. Please tell us and expand your disclosure to describe the accounting treatment should you require funding from FCCG for the balance and its contribution of Ponderosa and Bonanza to you within your financial statements. Specifically, please address how this would impact your debt to FCCG or its equity ownership in the company.

Response: The disclosure in The Offering on page 8 has been revised to provide additional responsive information.

Justin Dobbie, Legal Branch Chief

Securities and Exchange Commission

October 2, 2017

Use of Proceeds, page 37

3.	We note your response to our prior comment 4 and reissue in part. You disclose that, if you raise less than $10,550,000 in this offering, FCCG will fund the balance of the purchase of Ponderosa and Bonanza from other sources but will still contribute Ponderosa and Bonanza to you. Please disclose the other sources you intend to use to repay FCCG for Ponderosa and Bonanza if you raise less than $10,550,000 in this offering and the terms between you and FCCG regarding the repayment. In addition, please file any written agreement regarding the terms of the repayment to FCCG as an exhibit.

Response: The disclosure in Use of Proceeds on page 37 has been revised to provide additional responsive information.

Unaudited Pro Forma Consolidated Financial Information, page 52

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page 57

4.	We refer you to footnote 5(b). Please explain how pro forma adjustment to interest expense in the amount of $(215) for the interim period ended June 30, 2017 was calculated. We were unable to compute the amount based upon the information provided in your footnote.

Response: The amount of interest expense for the interim period ended June 25, 2017 on page 54 was incorrectly calculated, and has been revised in the current filing to reflect the correct amount of $(430).

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We appreciate your prompt attention to this filing. We plan to request qualification of the Offering Statement as soon as the Staff’s review is complete and we have responded to any additional comments.

If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your review of this filing, please advise us at your earliest convenience. Please contact Allen Sussman of Loeb & Loeb LLP by email at asussman@loeb.com or at (310) 282-2375 if you have any questions or require additional information. Thank you.

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Justin Dobbie, Legal Branch Chief

Securities and Exchange Commission

October 2, 2017

Sincerely,

FAT Brands Inc.

/s/ Andrew A. Wiederhorn
Name:	Andrew A. Wiederhorn
Title:	Chief Executive Officer

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